Steven R. Jacobs (210) 978-7727 (Direct Dial) (210) 242-4627 (Direct Fax) sjacobs@jw.com

April 19, 2022

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549-7010

Attention: Suzanne Hayes

  Jordan Nimitz

Re:	Heart Test Laboratories, Inc.

Draft Registration Statement on Form S-1

Submitted February 28, 2022

CIK 0001468492

Ladies and Gentlemen:

We are writing on behalf of our client, Heart Test Laboratories, Inc. (“HTL” or the “Company”), in response to the comment letter dated April 2, 2022 from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”). References to the “Amended Draft Registration Statement” refer to the Company’s DRS/A filed today with the Commission. For purposes of convenience, we have repeated the Staff’s comments and set forth our responses below the comment to which they relate:

Draft Registration Statement on Form S-1 submitted February 28, 2022

Cover Page

Comment No. 1: We note your disclosure on the prospectus cover page that you intend to apply to list your common stock on the Nasdaq Capital Market but that there is no assurance that your listing application will be approved. Please tell us whether you have applied for listing and whether you will continue your offering if your listing is not approved. If you intend to proceed with your offering before receiving Nasdaq approval of your listing application, that, please clarify the listing of the common stock on the Nasdaq Capital Market is not a condition to the offering and include risk factor disclosure.

Heart Test Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page to state that: (i) the Company has applied to list its Common Stock on the Nasdaq Stock Market, (ii) there is no assurance that the application will be approved, and (iii) that if the application is not approved that the offering will not be consummated.

JW | SAN ANTONIO 112 East Pecan Street, Suite 2400 • San Antonio, Texas 78205 | WWW.jw.com | Member of GLOBALAWTM

United States Securities and Exchange Commission

April 19, 2022

Industry and Market Data, page ii

Markets and Customers, page 6

Comment No. 2: We note your statement that you believe the cited sources to be reliable but have not independently verified the information contained in each publication. Please clarify that you are liable for all such information included in your registration statement.

Heart Test Response: In response to the Staff’s comment, the Company has added the following sentence to the third paragraph on page ii of the Amended Draft Registration Statement:

“We are liable for all information in this prospectus and the registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission, or the SEC, of which this prospectus constitutes a part.”

Reverse Stock Split and Convertible Bridge Note Private Placement, page ii

Comment No. 3: We note your board of directors approved a reverse stock split on xx, 2022 and on pages 16, 58, and 60 that you have not reflected this stock split within your historical financial statements and related notes including your summary financial data. If the reverse stock split will occur prior to effectiveness of the registration statement, we remind you that you must revise your historical financial statements to reflect the reverse stock split based upon the guidance in ASC 260-10-55-12 and SAB Topic 4(C).

Heart Test Response: In response to the Staff’s comment, the Company wishes to inform the Staff that the reverse stock split will take place prior to effectiveness of the Amended Draft Registration Statement and acknowledges that the Company’s historical financial statements will need to be revised to reflect the reverse stock split.

Glossary of Terms, page iv

Comment No. 4: Please move your glossary of terms to the back of your document and revise your disclosure to ensure that the terms are clear from their context the first time they are used. Please see Securities Act Rule 421(b)(3).

Heart Test Response: In response to the Staff’s comment, the Glossary of Terms has been moved to the end of the Amended Draft Registration Statement, prior to the financial statements.

United States Securities and Exchange Commission

April 19, 2022

Summary of Risk Factors, page ix

Comment No. 5: Please move your Summary of Risk Factors section to immediately follow the Prospectus Summary and revise the section to include no more than two pages focusing on the principal factors that make an investment in you or in the offering speculative or risky, rather than listing each heading that appears in the Risk Factors section. For guidance, please refer to Item 105(b) of Regulation S-K.

Heart Test Response: In response to the Staff’s comment, the Summary of Risk Factors has been moved to the end of the Summary beginning on page 17 of the Amended Draft Registration Statement and revised to include no more than two pages focusing on the principal factors that make an investment in the offering speculative or risky, rather than listing each heading that appears in the Risk Factors section.

Prospectus Summary, page 1

Comment No. 6: Please revise your summary to present a balanced view of your company and its current stage of development by focusing on the most material aspects of your company. As currently written, your summary focuses on the positive aspect of your business and includes a lengthy recitation of disclosures appearing in the Management’s Discussion and Analysis and Business sections. Please revise to eliminate the predictive assumptions regarding FRA approval or clearance, clearly state that you have no commercially available FDA approved products and received an audit report that raised substantial doubt about your ability to continue as a going concern. Your summary should describe the material risks and obstacles you face in the same level of detail that you use to discuss the positive aspects of your business and market opportunity.

Heart Test Response: In response to the Staff’s comment, the “Summary” section of the Amended Draft Registration Statement has been revised to present what the Company believes is a more balanced view of the Company and its current stage of development. In connection therewith, the Summary has been revised to clearly state that the Company has no commercially available FDA approved products and received an audit report that raised substantial doubt about its ability to continue as a going concern.

Comment No. 7: Please remove any statements related to safety and efficacy from your registrations statement, such as statements that MyoVista “detects cardiac dysfunction caused by heart disease and/or age related cardiac dysfunction.” Statements related to safety and efficacy are within the sole authority of the FDA. Similarly revise discussions of the advantages of your product candidate over currently available products are dependent on the FDA’s conclusions related to safety and efficacy.

Heart Test Response: In response to the Staff’s comment, all statements relating to the safety and efficacy of the MyoVista have been removed from the Amended Draft Registration Statement.

United States Securities and Exchange Commission

April 19, 2022

2021 Bridge Financing, page 10

Comment No. 8: We note your disclosure indicating that you informed the investors in your October 2021 private placement that if you engaged in an investment with a lead investor such investors would be given an opportunity to “exchange their initial Bridge Notes and Bridge Warrants for Bridge Notes and Bridge Warrants.” The use of the terms “Bridge Notes” and “Bridge Warrants” to refer to the notes and warrants issued in both the October 2021 financing and the December 2021 financing is confusing. Please clarify whether the notes and warrants were identical or if the investors in the October 2021 financing exchanged their notes and warrants for notes and warrants identical to those issued in the December 2021 financing.

Heart Test Response: In response to the Staff’s comment, the description of the 2021 Bridge Financing has been revised on pages 10 to 12 of the Amended Draft Registration Statement to clarify that the notes and warrants issued prior to December 2021 and subsequently exchanged were not identical to those issued in December 2021.

Comment No. 9: Please disclose the Conversion Price of the Bridge Note or clarify how the price will be determined.

Heart Test Response: In response to the Staff’s comment, the Company wishes to inform the Staff that the Conversion Price is currently $0.1835 per share, which has been left blank in the Amended Draft Registration because the ultimate Conversion Price will be determined based on the reverse stock split, the amount of which has yet to be determined. Ultimately, the Conversion Price will equal the lower of the post-split price based on the pre-split price of $0.1835 per share or a 30% discount to the offering price, assuming that the offering is a “qualified offering” as defined in the Bridge Notes and on page 11 of the Amended Draft Registration Statement.

Even if this offering is successful, we will need to raise substantial additional funding…, page 18

Comment No. 10: Please quantify the amount of additional funding you estimate you will need in order to commercialize MyoVista and clarify when you expect to need more financing or how far you expect to get in the development process with proceeds from this offering.

Heart Test Response: In response to the Staff’s comment, the Company has included the following on pages 2, 64 and 78 of the Amended Draft Registration Statement:

“We require the funding from this offering to continue our work towards FDA resubmission and clearance. Although we expect that the net proceeds we receive from this offering would be sufficient to achieve FDA clearance, which would allow us to market the MyoVista in the U.S., there is no assurance that this would be the case. Additional funding would be required to support sales launch of the MyoVista into the U.S., provide working capital and support further R&D.”

United States Securities and Exchange Commission

April 19, 2022

Use of Proceeds, page 56

Comment No. 11: We note that you intend to use the proceeds of the offering to repay outstanding debt and for working capital and general corporate purposes. Please revise your summary and risk factor sections to clarify that you will not be using the proceeds from the offering to develop MyoVista. Additionally, revise the discussion of “Liquidity and Capital Resources” to clarify your expected costs related to R&D, clinical studies and go-to-market strategies and how much you expect you will need to raise in future offerings of securities in order to complete the work necessary to commercialize MyoVista.

Heart Test Response: In response to the Staff’s comment, the “Use of Proceeds” section of the Amended Draft Registration Statement has been revised on page 57 to clarify that the net proceeds of the offering will be used to repay indebtedness, to fund the expenses associated with receiving FDA approval and prepare for the sales launch of the MyoVista into the U.S. and for working capital purposes. In addition, in response to the Staff’s comment, changes have been made on pages 69 and 72 of the Amended Draft Registration Statement in “Liquidity and Capital Resources”.

Bridge Notes, page 68

Comment No. 12: The following statements appear inconsistent:

•	“Pursuant to the 2021 Bridge Financing, as of February 25, 2021, The Company had issued the Bridge Notes in the aggregate amount of $3.98 million.”

•	“Through February 25, 2022, the Company received net proceeds (after OID) of $3.58 million in connection with the 021 Bridge Financing.”

Please clarify whether you are referring to two separate issuances of Bridge Notes or if both statements refer to an issuance of notes beginning in December 2021.

Heart Test Response: In response to the Staff’s comment, the Amended Draft Registration Statement has been revised to clarify that the Company sold $4.7 million principal amount of Bridge Notes and received $4.2 million of proceeds, net of the OID.

United States Securities and Exchange Commission

April 19, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Determination of Fair Value of Common Stock, page 72

Comment No. 13: Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances including and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Heart Test Response: In response to the Staff’s comment, the Company wishes to advise the Staff that it has not determined an estimated offering price (or range) for the Common Stock in the offering. Shares of Common Stock issued prior to the proposed offering have been valued pursuant to Section 409A of the IRS Code or based on similar transactions that have occurred in prior years.

Pricing and Calculation of Inventories, page 73

Comment No. 14: In light of the fact that you have not received FDA clearance to sell your MyoVista product in the United States and you maintain material inventory balances, it appears you should provide a more robust discussion of the uncertainties involved in valuing your inventory and the variability that is reasonably likely to result over time. Please revise your critical accounting policies to address the following:

•

Discuss the current status of the FDA approval process, including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval;

•	Address the risks and uncertainties surrounding market acceptance of the MyoVista product if approved and how this will affect the realization of your inventory;

•	Disclose the specific assumptions and estimates used to determine your reserves for slow-moving, excess, and obsolete inventories;

•	Disclose the specific assumptions and estimates used to determine net realizable value, including how you have determined sales prices;

•	Please explain why charges for inventory obsolescence and/or device development changes is only done on an annual basis, as stated on the top of pages 73 and F-8.

United States Securities and Exchange Commission

April 19, 2022

Heart Test Response: In response to the Staff’s comment, the second paragraph under the heading “Pricing and Valuation of Inventories” on page 75 of the Amended Draft Registration Statement has been amended to read as follows:

“Inventory consists mainly of raw materials and components used in the hardware build of the MyoVista. Devices and components are used for research and development purposes and device sales, which to date have been in international markets as sale of the MyoVista in the U.S. is subject to FDA clearance. We are partially through a new, pivotal clinical validation study and device testing necessary for a revised FDA De Novo submission, which we expect to take place later in the current fiscal year. We believe that our hardware platform is in final form, however, prior to FDA clearance, further hardware changes could be necessary. The majority of the Company’s current inventory is intended for use to build finished products for sales both internationally and in the U.S. following regulatory clearance. On a quarterly basis, management makes specific write-offs for inventory that is considered obsolete due to hardware changes and, in addition, we reserve for inventory obsolescence and/or device development changes based on an annual accrual rate of approximately 10% of net inventory and expect to continue to do so at least until FDA clearance is achieved. If the Company does not receive FDA clearance and/or obtain market acceptance of the MyoVista, the Company could have further material write-downs of inventory due to obsolescence in excess of the amount currently reserved.”

A similar change has been made on page F-10.

Stock-Based Compensation, page 73

Comment No. 15: Please provide us with your analysis as to whether a consent is required under Section 7(a) of the Securities Act and Securities Act Rule 436 for the disclosure of your stock volatility and other assumptions being determined by third party valuations as referenced on pages F-10, F-11, F-20 and in this section.

Heart Test Response: In response to the Staff’s comment, the Company has revised its disclosures on the determination of stock volatility on page 74 and page F-12 through the use of stock price volatility of comparable companies that are publicly available and based on the industry, stage of life cycle, size and financial leverage of such other comparable companies with the assistance of a third party. As the third party is not named or mentioned in the report, a consent is not required. This is in compliance with the Compliance and Disclosure Interpretation 233.02 where the Staff has stated in pertinent part that “On the other hand, if the disclosure states that management or the board prepared [the valuation] and in doing so considered or relied in part upon a report of a third party expert, … then there would be no requirement to comply with Rule 436.”

United States Securities and Exchange Commission

April 19, 2022

Comment No. 16: We note that you calculate your expected volatility within the Black-Scholes model based upon third party valuations. Please tell us and revise your filing to discuss how this complies with the guidance in ASC 718-10-50-1c through 2 and SAB Topic 14.

Heart Test Response: In response to the Staff’s comment, the Company has revised the disclosure relating to the calculation of volatility on page 74 and page F-12 of the Amended Draft Registration Statement.

Previous FDA De Novo Submission, page 84

Comment No. 17: Will the previous algorithm validation dataset previously submitted be included in our new De Novo submission? If not, please explain why you believe it is appropriate to present the results here.

Heart Test Response: In response to the Staff’s comment, the Company wishes to inform the Staff that the clinical validation data submitted to the FDA in support of the previous De Novo submission will not be included in the De Novo submission; however, the Company has included the clinical validation submitted to the FDA in support of the previous De Novo submission data submitted to the FDA in the Amended Draft Registration Statement on page 85 as the Company believes that the previous clinical validation data submitted to the FDA in support of the previous De Novo submission is important to an understanding of the Company and the MyoVista.

Comment No. 18: If it is appropriate to present the previous validation dataset, please include a discussion explaining how the data set was collected and how to interpret the results presented. For example, were the patient results compared to other tests used to validate the results? If so, please explain. Additionally, your discussion indicates that 16.9% of the patients indicated as borderline. Therefore, the table presenting Borderline Positive and Borderline Negative appears to present a subset of your results. Please present all results and explain how the percentages for sensitivity, specificity and accuracy are to be interpreted.

Heart Test Response: In response to the Staff’s comment, the following language has been included on page 85 of the Amended Draft Registration Statement:

“In the 2019 De Novo submission to the FDA we provided statistical results of sensitivity and specificity for two clinical endpoints with the intention of providing information to a physician on potential device performance depending on the interpretation of a borderline test result as either a positive or negative test result. Borderline is a standard classification used in a conventional ECG interpretive analysis and the 343-patient clinical validation dataset had 16.9% of patients classified as borderline.”

United States Securities and Exchange Commission

April 19, 2022

Clinical Studies, page 92

Comment No. 19: We note that you summarize the results from several peer-reviewed studies that used the used the proof-of-concept algorithms developed by the institutions from the MyoVista data collected. Please revise to provide the material details and parameters of your clinical studies, including endpoints, metrics utilized, statistical significance, number of participants, etc. Additionally, please file the authors’ consents for each of the articles summarized.

Heart Test Response: In response to the Staff’s comment, the Company respectfully submits that the third party providers of these studies are not “experts” under Rule 436. Rule 436 requires that a consent be filed if any portion of a report or opinion of an expert is quoted or summarized as such in a registration statement. Section 7 of the Securities Act of 1933 provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.” The Company respectfully submits that the third party providers of these studies are not among the class of persons subject to Section 7 and Rule 436 as “experts” unless the Company expressly identifies such providers as experts or the statements are purported to be made on the authority of such providers as “experts.” Accordingly, the Company believes that the third party providers of these studies should not be considered “experts” within the meaning of the federal securities laws.

In addition, the Company notes that the consent requirements of Rule 436 are generally directed at circumstances in which an issuer has engaged a third party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The information from these studies included in the Company’s Amended Draft Registration Statement was not prepared in connection with the Amended Draft Registration Statement. As set forth on page 94 of the Amended Draft Registration Statement:

“The purpose of conducting the studies was threefold: (i) to collect patient data using the MyoVista to build effective proprietary algorithm designed to provide early detection of cardiac dysfunction and heart disease, (ii) to create proof-of-concept algorithms for determination by HeartSciences of the viability of an FDA version of the algorithm, and (iii) to use the collected data to conduct research for potential development of additional future algorithms. The peer review article summaries highlighted below used the proof-of-concept algorithms developed by the institutions from the MyoVista data collected. MyoVista devices were used in each study for the collection of patient ECG information. Data was extracted from these ECG readings to develop separate AI-based proof-of-concept algorithms in each individual study.”

Importantly, these studies were conducted and the results published between 2018 and October 2021, well before the preparation and filing of the original registration statement. As a result of the foregoing, the Company respectfully submits that the third party providers of these studies are not experts for purposes of Rule 436 and thus a consent of such parties is not required to be filed as an exhibit.

United States Securities and Exchange Commission

April 19, 2022

Comment No. 20: We note statements throughout the prospectus that imply efficacy. For example, we note the graphic on page 80 comparing MyoVista’s detection of diastolic dysfunction against a conventional ECG, the study conclusions and editorial comments on pages 93-94, and statements that the study results “demonstrated that the estimated e-prime values… allowed prediction of LV diastolic dysfunction...” and “demonstrated 85% sensitivity and 72% specificity AUC 0.83.” Please revise your disclosure to remove any conclusion or suggestion that your product candidate is effective or will have improved efficacy over conventional ECGs and instead refer to the relevant objective data from your clinical trials or studies that relate to your product candidate’s performance. Statements related to efficacy are within the sole authority of the FDA.

Heart Test Response: In response to the Staff’s comment, the Company has deleted any references to the efficacy of the MyoVista in the Amended Draft Registration Statement and instead included references to the relevant objective data from its clinical trials or studies that relate to the MyoVista’s performance.

Foreign Regulation, page 100

Comment No. 21: In addition to describing the United States’ and Europe’s regulation of medical devices, please also provide a brief overview of Australia’s regulation of medical devices as it relates to MyoVista.

Heart Test Response: In response to the Staff’s comment, the Company respectfully wishes to inform the Staff that it does not believe that an overview of Australia’s regulation would be material to an understanding of the Company’s efforts to receive regulatory clearance at this time. While the Company has been engaged in some clinical study work in Australia, it is not currently actively selling products in Australia and does not currently intend to do so. Rather, the Company intends to focus its efforts on receiving necessary regulatory approvals in the United States which the Company intends to be its principal market for the foreseeable future, assuming receipt of regulatory approvals.

Intellectual Property, page 102

Comment No. 22: Please revise to disclose the expected expiration dates of your patents and pending applications for both your United States and foreign patents.

Heart Test Response: In response to the Staff’s comment, a column has been added on page 104 of the Amended Draft Registration Statement disclosing the expiration dates of each of the patents.

United States Securities and Exchange Commission

April 19, 2022

2013 Technology Agreement, page 103

Comment No. 23: Please revise the description of the agreement to disclose all consideration, including the 448K Secured Promissory Note, 700K Secured Convertible Promissory Note and 300K Convertible Note, quantify the amounts that remain outstanding, any conversations that have occurred to date and the terms of any notes that remain outstanding.

Heart Test Response: In response to the Staff’s comment, the Amended Draft Registration Statement has been amended on page 104 to disclose all of the consideration paid including the 448K Secured Promissory Note, 700K Secured Convertible Promissory Note and 300K Convertible Note and that all of such notes have been repaid. The Company’s only continuing obligation under the MyoVista Technology Agreement is to pay the royalties described on page 104 of the Amended Draft Registration Statement.

Glasgow Licensing Agreement, page 103

Comment No. 24: The $40,000 minimum annual payment appears inconsistent with the payment provisions in exhibits 10.5 and 10.6. Please clarify which section provides the obligation to pay the greater of $40,000 or the royalty per unit provided.

Heart Test Response: In response to the Staff’s comment, the final sentence of the paragraph under “Business—Intellectual Property—Glasgow Licensing Agreement” of the Amended Draft Registration Statement has been amended on page 105 to state “Under the Glasgow Licensing Agreement, we are obliged to pay, per 12-month period, the greater of (i) $42,436 or (ii) the aggregate amount of royalties owed per MyoVista sold, which is $57.96 per unit for the first 2,000 sold, $46.37 per unit for the next 3,000 sold and $40.57 per unit thereafter.”

We also wish to clarify to the Staff that Clause 8 of Exhibit 10.5 contained the initial economic terms of the license agreement. In Clause 8.2 thereof, a royalty schedule is provided, which is subject to the terms found in Clauses 8.5 to 8.8. Clause 8.4 requires that the Company pay, in advance, a license fee for each 12-month period. Clause 8.4 provides a schedule for each 12-month period in a table. For each 12-month period listed in the table, payments are divided between an amount due on the anniversary of the effective date of the agreement and six months following each such anniversary. Since this agreement was entered into in 2015, the minimum license fee applicable is found in the last two rows of the table for each 12-month period beginning in the fifth year (or the fourth anniversary of the effective date of the agreement) and every year thereafter. The flat fee contained therein requires the Company to pay $20,000 at each anniversary of the effective date of the agreement and another $20,000 six months after each such anniversary. Under Clause 8.6, the flat fee and the royalties, beginning in the 6th year (or the fourth anniversary of the effective date) of the agreement, each increase by three percent (3%). As the license is now in its seventh year, the Company paid $21,218 in December 2021 and will pay $21,218 in May 2022 (for a total of $42,436) of fees for the current 12-month period.

United States Securities and Exchange Commission

April 19, 2022

Clause 8.5 of exhibit 10.5 provides that, at the end of each 12-month period, to the extent the aggregate of royalties owed under Clause 8.2 exceed the amount of advance payments made under Clause 8.4, then the amounts paid under Clause 8.4 shall be deducted from the amounts owed under Clause 8.2 and the Company shall owe the difference. Thus, if the required advance payment found in Clause 8.4 is less than the aggregate royalties owed for a 12-month period, then the Company must pay the difference as such royalties owed under Clause 8.2 would be greater than the advance payments made under Clause 8.4. However, if the royalties owed under Clause 8.2 are less than the advance fees of $42,436 owed for the current 12-month period, then the $42,436 in advance payments will be the only amount owed as it is the required minimum amount and would be the greater of the amounts owed as compared to the royalties for this 12-month period.

Following the evaluation period set forth in Exhibit 10.5, the Company entered into the agreement found in Exhibit 10.6, which incorporated a majority of the terms found in Clause 8 of Exhibit 10.5, but modified the royalty calculation per unit sold found in Clause 8.2. Additionally, it provided that the royalty payments would not commence until the second anniversary of the effective date of the agreement, thereby delaying the three percent (3%) increases by one year. As such, the Company is in its fifth year with regard to the three percent (3%) royalty increase and therefore the royalties for the first 2,000 units sold is $57.96 per unit, $46.37 per unit for the next 3,000 units sold and $40.57 per unit for every unit sold thereafter during the current 12-month period.

Background and Experience of Directors and Executive Officers, page 106

Comment No. 25: Please revise the biographical sketches for your executive officers and director to disclose each person’s principal occupation and employment during the most recent five years, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment were carried on. In this regard, we note that the dates for Mr. Bruce Bent’s employment with The Matthews Group and MSW Investments Limited, and the date for Mr. Patrick Kanouff’s employment with Davis & Ceriani, are not disclosed. Similarly, revise Patrick Kanouff’s background to provide relevant dats and Brian Szymczk’s background to disclose the dates of his employment with Apollo Endosurgery, identify the large surgical device manufacturer were he was currently employed and provide relevant dates and disclose the dates of his employment with Baker Botts LLP. Additionally, please revise the descriptions of each director’s or nominee’s business experience to discuss his or her “experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant’s business and structure.” Refer to Item 401(e) of Regulation S-K.

Heart Test Response: In response to the Staff’s comments, the biographical information on pages 109 and 110 of the Amended Draft Registration Statement has been revised.

United States Securities and Exchange Commission

April 19, 2022

Comment No 26: We note your disclosure on page 110 that Andrew Simpson is a director Kyngstone Limited. revise the description of his business experience to provide this information. See Item 401(e)(2) of Regulation S-K.

Heart Test Response: In response to the Staff’s comment, the Amended Draft Registration Statement has been revised on page 108 to reflect Mr. Simpson’s status as a director of Kyngstone.

Outstanding Equity Awards at January 31, 2022, page 110

Comment No. 27: Please revise your Outstanding Equity Awards table to comply with the requirements of Item 401(f) of Regulation S-K.

Heart Test Response: In response to the Staff’s comment, the table on page 113 of the Amended Draft Registration Statement has been revised to comply with the requirements of Item 401 (p) Regulation S-K which is applicable to the Company as a smaller reporting company.

Related Party Transactions, page 114

Comment No. 28: Please revise the descriptions of agreements with Front Range Ventures to clarify Peter Kanaouff’s role.

Heart Test Response: In response to the Staff’s comment, a description of the agreements with Front Range Ventures has been added to page 119 of the Amended Draft Registration Statement.

Comment No. 29: Please revise this section to disclose all conversion and exercise terms. To the extent that shares issuable or conversion terms are based on a formula, please provide the formula.

Heart Test Response: In response to the Staff’s comment, all conversion and exercise terms (including formulas) of the Series C Preferred Stock have been included on page 123 of the Amended Draft Registration Statement. The current conversion price is $0.25 per share; however, the price has been left blank in the Amended Draft Registration Statement as it will be subject to the planned reverse stock split. In addition, we wish to point out to the Staff that there is disclosure on page 125 of the Amended Draft Registration Statement under the caption “Antidilution Provisions” which discusses certain adjustments to the exercise price (and thus the number of shares of Common Stock issuable upon conversion) of the Series C Preferred Stock for issuances of Common Stock below the conversion price. We have added a cross reference to this subsection on page 123 of the Amended Draft Registration Statement.

Potential Conflicts of Interest, page 140

Comment No. 30: We note your disclosure of a potential conflict of interest that arises from an affiliate and a principal of your underwriter, The Benchmark Company, LLC, holding a position as both a member of your company’s Board of Directors of your company

United States Securities and Exchange Commission

April 19, 2022

and the supervisory board of your parent, Biofrontera, AG. Please revise to provide more information about this potential conflict of interest, including the identity of the affiliated board member and the basis for why this conflict is not a “conflict of interest” for purposes of FINRA’s Rule 5121(f)(5).

Please revise your filing to clarify your current relationship with Biofrontera and explain how this offering will affect this relationship.

Heart Test Response: In response to the Staff’s comment, the Company wishes to advise the Staff that the paragraph in question was inadvertently included in the original Draft Registration Statement and has now been omitted.

Item 15 Recent Sales of Unregistered Securities, page II-3

Comment No. 31: Please provide a more detailed description of your sales of unregistered securities for the past 3 fiscal years, as required by Item 701 of Regulation S-K. For shares that were issued for services rendered, please provide a materially complete description of such services and when they were provided. For example, we note you issued warrants to purchase shares in June 2020 and June 2021 to July 2021, to third-party contractors. Please revise the description of such issuances to identify the investor or class of investor, such as accredited investor.

Heart Test Response: In response to the Staff’s comment, Item 15 has been revised on pages II-3 and II-4 to provide a more detailed description of the sales of unregistered securities for the past three fiscal years and the nature of the consulting services.

General

Comment No. 32: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Heart Test Response: In response to the Staff’s comment, the Company wishes to advise the Staff that no written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, have been presented to potential investors in reliance on Section 5(d) of the Securities Act. In the event that such written communications are presented to potential investors in the future, the Company agrees to provide such written communications to the Staff supplementally.

Please feel free to contact me at (210) 978-7727 should you have any questions or wish to request additional information regarding this matter.

Very truly yours,
/s/ Steven R. Jacobs